300 North LaSalle
Chicago, IL 60654
Robert Goedert, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 312 862 7317	+1 312 862 2000	+1 312 862 2200
rgoedert@kirkland.com
www.kirkland.com

July 12, 2021

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Henderson
Marc Thomas
Jessica Livingston
David Lin

Re:	Ryan Specialty Group Holdings, Inc.
Registration Statement on Form S-1
Filed June 21, 2021
Amendment No. 1 to Registration Statement on Form S-1
Filed June 29, 2021
File No. 333-257233

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Ryan Specialty Group Holdings, Inc., a Delaware corporation (the “Company”), has today submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 2 (the “Amendment”), amending Amendment No. 1 to the Registration Statement on Form S-1, which was filed on June 29, 2021 (File No. 333-257233) (the “Registration Statement”).

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Securities and Exchange Commission

July 12, 2021

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 2, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that address the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Registration Statement on Form S-1

Prospectus Summary

Ownership and Organizational Structure, page 15

1.

We may have additional comments on your accounting for the organizational transactions, as discussed on pages 15 - 21. Once you have an estimated offering price, please provide us an analysis explaining whether any compensatory related expense will be recorded as a result of the organizational transactions disclosed and address how the expense amounts, if any, will be determined.

Response

In response to the Staff’s comment, the Company has revised the section entitled “Unaudited Combined Pro Forma Financial Information” beginning on page 96 in the Prospectus to enhance the disclosure of the incremental share-based compensation expense with respect to the exchange of existing incentive units for (i) a combination of cash and modified equity instruments in the case of certain employee holders who will cease to be LLC Unitholders and (ii) the exchange of existing incentive units for modified equity instruments in the form of restricted LLC units and management incentive units for those who will remain LLC unitholders after the Organizational Transactions. The disclosure has been revised to include the following:

Securities and Exchange Commission

July 12, 2021

Organizational transactions

The Organizational Transaction compensation expense adjustment reflects the recognition of incremental cost associated with the modification of existing awards which resulted from the exchange of existing awards and the issuance of new grants and options. Incentive units previously granted to unitholders will be exchanged for (i) an aggregate of 10,265,028 restricted stock units of Class A common stock, (ii) an aggregate of 4,637,622 options to purchase shares of Class A common stock with an exercise price equal to the initial public offering price set forth on the cover page of this prospectus, (iii) an aggregate of 27,493,190 restricted LLC units of Holdings LLC and (iv) an aggregate of 3,911,482 Management Incentive Units with a participation threshold equal to the initial offering price set forth on the cover page of this prospectus. For certain exchanges related to previously granted incentive units, a portion of the TRA Alternative Payments was determined to be a cash settlement and was included in the modification analysis.

The pro forma expense adjustment represents the incremental compensation cost resulting from the increase in fair value calculated on an individual award basis issued in exchange for existing incentive units. The fair value for each award was estimated before and after the proposed transaction, using valuation methodologies appropriate to the characteristics of the awards granted. The assumed initial public offering price of $23.50 per share was used as an input to the valuation. The pro forma expense/(income) was $(2.7) million for the three months ended March 31, 2021, of which $1.8 million relates to the estimated period expense based on the fair value of the unvested awards upon IPO. For the twelve months ended December 31, 2020, the pro forma expense was $62.0 million, of which $8.9 million relates to the estimated period expense based on the fair value of the unvested awards upon IPO.

Offering

The offering compensation expense adjustment reflects the issuance of (i) 4,444,911 restricted stock units of Class A common stock, (ii) stock options to purchase 66,667 shares of Class A common stock with an exercise price equal to the initial public offering price set forth on the cover page of this prospectus, (iii) 1,543,277 restricted LLC units of Holdings LLC and (iv) 2,116,667 Management Incentive Units with a participation

Securities and Exchange Commission

July 12, 2021

threshold equal to the initial offering price set forth on the cover page of this prospectus in connection with the offering, under the 2021 Plan. The pro forma expense is derived from using the assumed initial public offering price of $23.50 per share and was $7.4 million for the three months ended March 31, 2021 and $39.4 million for the twelve months ended December 31, 2020. The fair value for each award was derived using the assumed initial public offering price of $23.50 per share using valuation methodologies appropriate to the characteristics of the awards granted.

The Company applied the modification and equity restructuring provisions of ASC 718-10-20 to the change in terms and conditions associated with the exchange of existing incentive units and replacement with the issuance of new awards. In addition, the Company determined that the portion of the TRA Alternative Payments associated with the exchange of incentive units should be treated under the guidance as an equity restructuring and under the cash settlement provisions of this guidance. The Company applied ASC 718-20-35-2A to the replacement of the original awards. The Company concluded that this is a Type I modification and applied the provisions of ASC 718-20-55 to measure the pro forma incremental compensation expense that would be recognized related to vested and unvested awards. In accordance with ASC 718, the Company computed the pro forma compensation cost by comparing the incremental fair value of the existing awards pre and post modification. The Company obtained a preliminary fair valuation for each award using methodologies appropriate based on the characteristics of each award.

Risk Factors

Risks Related to our Intellectual Property and Cybersecurity

We rely on the efficient, uninterrupted, and secure operation of complex information technology systems…., page 60

2.

Please revise to describe to the extent practicable the cost and impact of the disclosed cyber-phishing event in mid-April 2021 and to discuss the adequacy of preventative actions taken to reduce cybersecurity risks and the associated costs. See Item 105 of Regulation S-K and the Commission Statement and Guidance on Public Company Cybersecurity Disclosures dated February 26, 2018.

Securities and Exchange Commission

July 12, 2021

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Company does not believe that the mid-April 2021 security event is material or that it had or will have a material impact on the Company’s business, operating results or financial condition. The Company reported the security event to its Cyber insurer and outside counsel has been engaged to coordinate an investigation and response with the assistance of a qualified cybersecurity technology company and managed information review vendor. The Company does not anticipate incurring costs directly associated with this event in excess of the Cyber policy’s applicable $100,000 cyber insurance deductible and certain other insignificant non-material costs related to additional training being provided in light of the security event.

In response to this event, the Company took immediate action to secure the five email accounts at issue and to prevent the unauthorized person(s) from continuing to have access, or gaining future access, to the accounts or the information contained therein. Also, because this event was primarily the result of human error by four or five of the Company’s employees who mistakenly divulged log-in credentials to the unauthorized person(s) pursuant to a phishing event, the Company has provided additional training to its employees to better enable them to identify phishing scams and to better understand the purpose and function of the Company’s two-factor authentication application that was in operation at the time of this incident. The Company also has reviewed and modified its approach to cybersecurity training for newly on-boarded employees and contractors.

Further, in response to the Staff’s comment, the Company has revised the Risk Factor on page 63 of the Prospectus to describe to the extent practicable the cost and impact of the disclosed cyber-phishing event in mid-April 2021 and to discuss the adequacy of preventative actions taken to reduce cybersecurity risks and the associated costs by adding the bolded language below:

For example, in mid-April 2021, we first became aware that the Company might have been the victim of a cyber-phishing event and thereafter confirmed through an investigation that unauthorized access was gained to the email accounts of five of our employees. In response to this event, the Company took immediate action to secure the compromised email accounts and to prevent the unauthorized person(s) from continuing to have access, or gaining future access, to the Company’s accounts or related information. Additionally, the Company implemented additional employee training to educate and more effectively identify phishing scams and to better

Securities and Exchange Commission

July 12, 2021

understand the purpose and function of the Company’s two-factor authentication application, which was in operation at the time of this incident. The Company also reassessed and modified its approach to cybersecurity training for newly on-boarded employees and contractors.

Although the Company does not believe that the security event is material or that it had or will have a material impact on the Company’s business, operating results or financial condition, our investigation is ongoing and we believe that this event might have resulted in the personal identifiable information of a yet-to-be determined number of individuals and entities (believed to be fewer than 3,000) having been potentially accessible without authorization within the email accounts. The investigation into this incident remains ongoing. We are in the process of determining what reporting obligations we might have regarding this incident to affected parties, media outlets, governmental departments and agencies and state regulators, including departments of insurance and other such departments or agencies with oversight over regulated insurance entities, and potentially others. If we fail to make such notifications within the timelines required under applicable laws it could result in violations, fines, penalties, litigation, proceedings or enforcement action. In addition, it is possible that state regulators may initiate investigations of the Company in connection with the incident, that the Company could be subject to civil penalties, resolution agreements, monitoring or similar agreements, or third party claims against the Company, including class-action lawsuits. Moreover, future incidents of this nature that could occur with respect to our systems or the systems of our third-party service providers, as well as any other security incident or other misuse or disclosure of our participant or other data could lead to improper use or disclosure of Company information, including personally identifiable information obtained from our participants, and information from employees. Any such incident or misuse of data could harm our reputation, lead to legal exposure, divert management attention and resources, increase our operating expenses due to the employment of consultants and third-party experts and the purchase of additional security infrastructure, and/or subject us to liability, resulting in increased costs and loss of revenue. In addition, any remediation efforts we undertake may not be successful. The perception that we do not adequately protect the privacy of information of our employees or clients could inhibit our growth and damage our reputation.

Securities and Exchange Commission

July 12, 2021

Notes to the Consolidated Financial Statements

Nature of Operations and Basis of Presentation

Basis of Presentation, page F-11

3.

Please revise to provide us with your analysis addressing the conclusions reached, in regard to the fact that the classification error, which resulted in an increase of $102,262 in Class A common units and an offsetting increase of $102,262 in Accumulated deficit for all periods presented, was not material.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages F-11 and F-57 of the Prospectus to add the bolded text below to disclose the materiality guidance factors analyzed to support its conclusion:

The consolidated financial statements as of and for the periods December 31, 2020 and 2019 did not reflect the correct value for the Class A common units issued. The identification of this classification error resulted in an increase of $102,262 in Class A common units and an offsetting increase of $102,262 in Accumulated deficit for all periods presented. The Company evaluated the impact of the classification error in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 99 and No. 108 based upon quantitative and qualitative factors analyzed. The Company ~~evaluated the error and~~ concluded the classification error ~~it~~ was not material to the previously issued annual financial statements and disclosures, which were also included in the confidential registration statements. The Company has revised its prior period financial statements to reflect this change.

The Company also advises the Staff of the following regarding the detailed materiality analysis:

Management identified the error and performed its analysis in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 99 and No. 108 as noted in the revised disclosure. Management considered whether the i) impact was material to the previously issued financial statements as a whole and ii) whether the error should be corrected and if so how this correction should be reflected in the Prospectus. Management assessed the

Securities and Exchange Commission

July 12, 2021

impact to the previously issued financial statements from a quantitative and qualitative perspective. Based on its detailed analysis, management concluded that the error represented an immaterial classification error and chose, as allowed under ASC 250 Accounting Changes and Corrections, to correct and disclose in the comparative financial statements included in the Prospectus.

Quantitatively, management evaluated the size and nature of the correcting entry in relation to individual line items, subtotals, totals, and disclosures in the context of the financial statements as a whole. While the correction was greater than 5% of pre-tax income, management concluded that the nature of the correction did not impact pre-tax income for the periods presented, and more importantly did not impact any GAAP or non-GAAP metrics relied on by the users of the financial statements.

The following qualitative considerations were considered in management’s analysis and conclusion:

•

The classification error did not impact the Consolidated Statements of Income, total Members’ Equity or any GAAP or non-GAAP metrics included within the Prospectus that would be used for monitoring and evaluating the performance of the business or that may influence the economic decisions of the users of the financial statements (i.e. investors, lenders, analysts, rating agencies, and other stakeholders). The users of the financial statements do not commonly monitor components of Members’ equity as a key financial measure to drive decisions.

•	The Company is not subject to statutory or regulatory requirements where equity may have been relied upon.

•	The error does not affect the Company’s compliance with its debt covenants.

•

This is a one-time correction. Once the Company completes its initial public offering, the components of the existing Holding’s LLC equity structure will be replaced with that of the Ryan Specialty Group Holdings, Inc. equity structure.

Securities and Exchange Commission

July 12, 2021

•	The nature of the classification error was objectively determinable, identified by management, and did not result from the motivation of management.

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or, in my absence, Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Patrick Ryan

Chief Executive Officer, Ryan Specialty Group Holdings, Inc.